__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 April 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 30 April 2003

Media Release

Telstra

REACH and banks agree new loan terms

Telstra today announced that Reach Ltd., the 50/50 Asian infrastructure joint venture with PCCW Limited, had agreed with its banking syndicate new terms for its US$1.5 billion loan facility, subject to finalisation of satisfactory documentation.

The key elements of the new arrangements are as follows:

- Telstra and PCCW will enter into capacity prepayment arrangements with Reach to an amount of US$286 million (US$143 million each);
- This amount, together with a drawdown from Reach's own cash reserves, will be used by Reach to repay US$300 million of the loan principal (reducing the loan outstanding to US$1.2 billion), and to place US$50 million into escrow for possible future working capital and interest payment purposes;
- No further scheduled repayments of principal until 31 December 2010 at which time the balance will be due in full;
- Removal of all financial ratio covenants;
- Reach will provide security to its banking syndicate but the loan remains non-recourse to Reach's shareholders;
- Interest on the remaining loan to be set at LIBOR plus 250 basis points (with a step up on 1 January 2008 to 350 basis points unless the loan balance has reduced to less than US$900 million);
- Telstra and PCCW will commit to buying a minimum of 90 percent of their relevant international capacity requirements from Reach at benchmarked arms length prices until the loan is repaid by Reach;
- Prior obligations between Reach and the Australian-Japan Cable consortium remain unchanged; and
- Excess Reach cash flow will be shared between the banks (as to 50 percent), in the form of early principal repayment, and the shareholders (as to 25 percent each), in reducing the outstanding capacity prepayments after which excess cash flows will be directed to repayment of remaining principal.

Telstra Chief Executive Officer, Ziggy Switkowski, said these new arrangements provided Reach with the financial flexibility to continue as the leading Asian regional operator for voice and data connectivity services, while enabling a progressive return to improved financial results sufficient to meet the requirements of the new terms within the prescribed seven year period.

"Telstra is pleased that Reach and its banks have concluded the revised loan arrangements which accept the changed circumstances of the industry in which Reach operates," he said.

Dr Switkowski reiterated the importance of the Reach operations, telecommunications products and services, and reaffirmed Telstra's support for Dick Simpson, Reach CEO, and his team as they work to compete in this difficult business sector, and lift operating performance.

The consequences of the new loan arrangements for Telstra are as follows:

- Telstra and PCCW remain 50/50 shareholders in Reach;
- The contribution by Telstra to the capacity prepayment will be funded from the partial early redemption of the US$190 million converting note Telstra holds in PCCW. The balance of the converting note will then stand at about US$54 million (including capitalised interest) on substantially the same terms as the original;
- These related transactions mean that there is no new cash outlaid by Telstra to finance these revised arrangements; and
- The capacity prepayment can be treated as an asset in Telstra's accounts.

Telstra Chief Financial Officer, David Moffatt, acknowledged the constructive process of negotiation with the banks, which led to the agreement between Reach and its lending syndicate.

"Reach now has an appropriate capital structure to enable it to face the future with confidence," he said.

He further noted that Telstra's balance sheet and financial settings are unchanged as a result of these new arrangements.

- 0 -

Telstra Media Contact
Stephen Morrison
03 9634 5611 or 0417 053 501
stephen.morrison@team.telstra.com

Telstra's national media inquiry line is 131639 and the Telstra newsroom is located at: http://www.telstra.com.au/newsroom

Telstra Corporation Limited
REACH Loan Rearrangement

Ziggy Switkowski - CEO

David Moffatt - CFO

April 2003

Background

- REACH has agreed in principle with its banking syndicate to rearrange its US$1.5bn non-recourse loan.
- Over the past few years the international wholesale telecommunications market and particularly the sub-sea cable sector has been experiencing extremely volatile market conditions.
  - the industry paradigm has dramatically and permanently changed.
- Rearrangement of the loan was necessary to:
  - give REACH greater financial flexibility than was permitted by its previous financial arrangements; and
  - position REACH to take greater advantage of industry consolidation and continue its leadership in this sector.

Challenging market conditions lead to loan rearrangement

Key Features of Loan Rearrangement

- **Cash flow neutral** to Telstra.
- Telstra and PCCW remain 50/50 shareholders in REACH.
- Improved schedule of loan repayment.
- Decrease in loan balance outstanding by US$300m to US$1.2bn.
- Removal of financial covenants.
- Loan remains non-recourse to shareholders.
- Telstra and PCCW make equal capacity pre-payments at benchmarked market prices.
- Telstra & PCCW to acquire 90% of capacity requirements from REACH at benchmarked arm's length prices.

Provides REACH with financial flexibility and an appropriate capital structure

Telstra

Transaction Overview


Telstra
CPA
US$143m
US$143m
partial
redemption
of US$190m
Converting
Note
CPA
US$143m
PCCW
REACH
• US$50m escrow account
US$300m
Banking
Syndicate

Cash flow neutral transaction to Telstra

Capacity Prepayment Utilisation


Telstra
25%
PCCW
25%
REACH
Utilisation of capacity determined by quarter end cash surplus
50%
Banking Syndicate

Excess cash equally distributed

Telstra

Status of REACH: Post Loan Rearrangement

- Telstra and PCCW continue to be 50/50 shareholders in REACH.
- Syndicated loan facility continues to be non-recourse.
- Telstra and PCCW make equal capacity pre-payments to REACH to enable REACH to reduce its debt to banking syndicates to US$1.2bn.
- Interest rate for syndicated loan at market rates.
- Telstra and PCCW have made long term commitments to purchase 90% of their international service requirements from REACH.
- Purchases will be made at market prices – determined through annual benchmarking.
- Bullet payment in 2010.
- Banks have security over REACH assets.

Appropriate capital structure to service its customers

Telstra

Appendix: Financial Impact on Telstra Corporation

- Pre-payment of future capacity of US$143m which will be benchmarked against market prices at least annually.
- Cash flow neutral: Capacity pre-payment is funded by partial redemption of US$190m converting note.
- The capacity pre-payment will be recorded as a non-current receivable at fair value and maintained in real present value terms.
- The utilisation of pre-paid capacity will depend on the surplus cash generated by REACH.

Telstra Corporation Limited
'02/03 Third Quarter
Market Update

Telstra reports pleasing trading trends in third quarter

Overview

Quarter ended 31 March 2003: underlying[1] sales revenue increased 2.6%[2] to $4,824 million, driven by PSTN rebalanced products, internet and IP products, mobiles and Sensis. This was partly offset by a decline in controlled entity revenue. Total underlying[1] revenue increased 2.5% to $4,871 million.

Underlying[1] domestic[3] sales revenue increased 3.8% to $4,554 million.

Reported sales revenue increased 2.7% to $4,965 million, assisted by the inclusion of TelstraClear. Reported total revenue, which includes asset sales, increased 2.1% to $5,026 million.

Fiscal year to date: underlying[1] sales revenue increased 0.8%, with total underlying[1] revenue increasing 0.5%. Underlying[1] domestic[3] sales revenue increased 2.2%.

Reported sales revenue increased 2.2% with a total reported revenue increase of 6.0% due to the inclusion of TelstraClear and asset sales.

The following commentary relates to the underlying[1] revenues which management believe best reflect operating trends.

PSTN Re-balanced Products

PSTN products subject to price rebalancing grew 3.0% for the quarter ended 31 March 2003, and 2.3% to $5,960 million fiscal year to date.

- Basic access revenues grew 8.6% for the quarter, reflecting the continuation of access price rebalancing. The increase in basic access fees has generally been offset by lower local call charges and some capped long distance calls. Basic access revenues grew 9.6% to $2,340 million for the fiscal year to date.
- Local call revenue declined 0.3% for the quarter, stabilising after a second quarter decline of 6.6%, primarily due to the removal of the five free local calls promotion. The fiscal year to date decline of 6.1% to $1,180 million was a result of price rebalancing, lower call volumes and the migration to other products such as ISDN, internet, mobile and fixed to mobile.
- PSTN value added services increased 3.0% for the quarter, driven by increases across calling number display, call return, and messagebank products. PSTN value added services grew 4.6% to $206 million fiscal year to date.
- National long distance revenue declined 6.2% for the quarter, due to continued strong competition and the effects of rebalancing. While volumes remained relatively flat, the effective price paid by customers decreased as a result of lowering the cap on capped calls and the higher take up of plans such as Homeline Plus. National long distance revenue declined 5.2% to $870 million fiscal year to date.
- Fixed to mobile revenue grew 5.9% for the quarter, with volumes increasing 7.6% due to continued growth in the number of mobile services in the Australian market. Fixed to mobile revenue continues to grow strongly with growth of 6.3% to $1,128 million fiscal year to date.
- International direct revenue has declined 8.6% for the quarter, reflecting the continued competitive price pressure on calls and a 5.9% decline in international direct minutes. International direct revenue has declined 7.5% to $236 million fiscal year to date.

Mobiles

- Total Mobile revenues grew by 5.0% for the quarter ended 31 March 2003.
- Mobile services in operation (SIOs) increased in the third quarter by 240,000, resulting in fiscal year to date growth of 9.5% to 6.3 million. These numbers are net of the 464,000 prepaid SIOs that were deactivated fiscal year to date because the recharge period had expired. Mobile telephone minutes increased 9.4% in the quarter.
- Mobile handset revenue has increased to $103 million primarily as a result of the move away from handset subsidies with a third quarter growth of 106.0%, and fiscal year to date growth of 62.5%.
- Mobile Services revenue declined 1.4% for the quarter, due to a range of factors including:
- the change in the mobiles business model replacing handset subsidies with the introduction of loyalty bonuses which reduced the revenue line by $28 million;
- increased utilisation of included (free or discounted) calls by customers;
- the increasing proportion of prepaid customers, comprising 64.6% of the net increase in SIOs for the quarter.

The above factors were partly offset by:

- strong positive trends across VAS products, including mobile data. Data revenues now comprise 10.2% of mobile service revenues for the quarter, compared to 6.8% for the quarter in the prior year. Short message service (SMS) increased 58.6% to $86 million in the quarter ended 31 March 2003, driven by 42.0% growth in the number of messages to 380 million.

This results in a fiscal year to date decline in mobile services of 0.4% to $2,407 million. Mobile services growth is being addressed by the introduction of new mobile plans.

Data and Internet

Total Data and Internet revenues grew by 5.4% for the quarter ended 31 March 2003, driven by:

- Data revenue growth of 7.8% which is mainly attributable to an unusually low third quarter in the prior year. Data revenues have trended consistently for the last four quarters.
- Internet and IP increased 28.0% in the quarter, primarily due to the continued strong fiscal year to date growth in broadband subscribers[a] of 125.8%, and narrowband subscribers of 7.0%. Internet and IP fiscal year to date revenue growth is 36.7% to $581 million.
- ISDN declined 10.3% for the quarter primarily due to the closure of the old ISDN platform, resulting in migration to the new, lower yielding platform and other products such as data and internet and IP. This resulted in a fiscal year to date revenue decline of 8.7% to $723 million. ISDN access lines remain steady.

Sensis (Advertising & Directories)

Sensis revenues increased 19.0% for the quarter ended 31 March 2003, driven by the early issue of some regional Yellow Pages books this year. The launching of new print features in the Yellow Pages™, the split of residential and business customers in the White Pages™, and strong growth across online and electronic products also contributed to the growth. Sensis revenue increased 7.6% to $944 million fiscal year to date.

Intercarrier Services

Intercarrier services revenue increased 4.0% for the quarter, driven by:

- increased volumes in both mobiles and PSTN/ISDN originating/terminating traffic;
- increased SMS interconnect volumes;
- increased CDMA roaming volumes;
- partly offset by a decline in wholesale leased transmission due to excess capacity within the industry;

resulting in fiscal year to date revenue growth of 4.3% to $877 million.

Inbound Calling Products (e.g. Freecall 1800, Priority 13/1300)

Inbound revenue declined 13.5% for the quarter ended 31 March 2003, primarily due to the continued loss of customers, and competitive price pressure following the introduction of Inbound Number Portability. Fiscal year to date revenue declined 15.5% to $372 million.

Various Controlled Entities

Underlying[1] various controlled entities revenue declined 42.3% for the quarter ended 31 March 2003, primarily due to:

- the Vietnam and Cambodia Business Co-operation Contract (BCC) revenue sharing arrangement ending in March 2002 as expected, resulting in a decline in revenues of $20 million; and
- the inclusion of Transend and Argent revenues of $16 million in the quarter ending 31 March 2002 when Telstra consolidated Keycorp. This revenue is now treated as Data revenue.

Hong Kong CSL

In local currency (HK$), revenue increased 3.1% for the quarter ended 31 March 2003, reflecting increased handset sales and data revenue. Fiscal year to date revenues declined 3.9% representing the economic downturn in Hong Kong with reductions in mobile services revenue, SIOs and ARPU's. Australian dollar revenues declined 6.9% to $243 million in the quarter, with the additional impact of the exchange rates contributing approximately $36 million to the revenue decline. This is currently offset by favourable exchange rate movements across the Telstra Group. HK CSL continues to successfully manage for profitability and cash flows.

Other Revenue

Other revenue declined 7.8% for the quarter, driven by lower government tender revenue, particularly the Untimed Local Call Project. Revenue under this project was structured so that 53% of revenues were recognised in 01/02, and 23% in 02/03. Other revenue for the fiscal year to date declined 22.9% to $158 million.

Service

Telstra's service levels continue to improve across Australia for our Urban, Rural and Remote customers as evident in the recent Australian Communications Authority report for the December 2002 quarter.

Outlook

- There is no change to the previous full year guidance foreshadowing similar underlying EBIT and revenue figures to the previous fiscal year.
- Core Operating Capital expenditure is tracking below the levels for the same period last year with guidance on expenditure remaining around $3.3 billion.
- The company continues to generate strong free cash flow from working capital and expenditure management.

For enquires on this announcement contact:

David Moffatt	**Wayne Treeby**
Chief Financial Officer	**General Manager, Investor Relations**
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 8014	Email: Investor.relations@team.telstra.com

Footnotes:

(1) Underlying numbers exclude revenue from TelstraClear, Keycorp and asset sales.
(2) All percentages relate to growth on prior corresponding period (PCP).
(3) Domestic revenues exclude all offshore revenues.
(4) Mobile Services in Operation (SIOs) are net of [illegible] deactivated pre-paid customers that were outside the recharge only period.
(5) Statistical data is represented in millions unless otherwise stated, and represents management's best estimates.
(6) Hong Kong CSL has been excluded from underlying revenue in fiscal 2001/2002 as it was acquired in February 2001, and as such the periods 2000/2001 and 2001/2002 are non comparable.
(7) In local currency, Hong Kong CSL grew 3.1% in the quarter, and declined 3.9% fiscal year to date.
(8) Broadband subscribers include DSL layer 2 and 3 subscribers of [illegible] acquired in the nine months ending 31 March 2003, with nil in the nine months ending 31 March 2002. The revenues for these subscribers are recorded as [illegible] equating to [illegible] million in the nine months ending 31 March 2003, with nil in the nine months ending 31 March 2002.

Market Update

for three months ending 31 March 2003

$m	Q3 2003 Reported	Q3 2003 Underlying[1]	Q3 2002 Reported	Q3 2002 Underlying[1]	Growth Reported[2]	Growth Underlying[2]
Revenue						
PSTN re-balanced products						
Basic access	781	781	719	719	8.6%	8.6%
Local calls	384	384	385	385	(0.3%)	(0.3%)
PSTN value added services	68	68	66	66	3.0%	3.0%
National long distance calls	288	288	307	307	(6.2%)	(6.2%)
Fixed to mobile	375	375	354	354	5.9%	5.9%
International direct	74	74	81	81	(8.6%)	(8.6%)
Total PSTN re-balanced products	1,970	1,970	1,912	1,912	3.0%	3.0%
Mobiles						
Mobile services	775	775	786	786	(1.4%)	(1.4%)
Mobile handsets	103	103	50	50	106.0%	106.0%
Total Mobiles	878	878	836	836	5.0%	5.0%
Data and Internet						
Data	262	262	243	243	7.8%	7.8%
ISDN (Access and Calls)	227	227	253	253	(10.3%)	(10.3%)
Internet and IP solutions	192	192	150	150	28.0%	28.0%
Total Data and Internet	681	681	646	646	5.4%	5.4%
Sensis (Advertising and Directories)	213	213	179	179	19.0%	19.0%
Intercarrier services	284	284	273	273	4.0%	4.0%
Inbound calling products	122	122	141	141	(13.5%)	(13.5%)
Solutions management	113	113	107	107	5.6%	5.6%
Various Controlled Entities (excl HK CSL)	223	82	279	142	(20.1%)	(42.3%)
Hong Kong CSL[6]	243	243	261	261	(6.9%)	(6.9%)
Customer premises equipment	51	51	43	43	18.6%	18.6%
Payphones	38	38	39	39	(2.6%)	(2.6%)
Other sales & service	149	149	120	120	24.2%	24.2%
Sales revenue	4,965	4,824	4,836	4,699	2.7%	2.6%
Other revenue	61	47	86	51	(29.1%)	(7.8%)
Total revenue	5,026	4,871	4,922	4,750	2.1%	2.5%
Domestic sales revenue	4,554	4,554	4,400	4,386	3.5%	3.8%
Selected statistical data[5]						
Local calls (number of calls)		2,395		2,501		(4.3%)
National long distance minutes		2,278		2,285		(0.3%)
Fixed to mobile minutes		990		919		7.6%
International direct minutes		180		192		(5.9%)
Mobile telephone minutes		1,547		1,414		9.4%

Footnotes:

(1) Underlying numbers exclude TelstraClear, Keycorp and asset sales

(2) All percentages relate to growth on prior corresponding period

(3) Domestic revenues exclude all offshore revenues

(4) Mobile Services in Operation (SIOs) are net of 464,421 deactivated prepaid customers, as they were outside the recharge only period

(5) Statistical data is represented in millions unless otherwise stated

(6) Hong Kong CSL has been excluded from the underlying revenue in fiscal 2001/2002 as it was acquired in February 2001, and as such the periods 2000/2001 and 2001/2002 are non comparable

(7) Broadband subscribers exclude DSL layer 2 and 3S subscribers of 40,819 in the nine months ending 31 March 2003, with nil in the nine months ending 2002. The revenues for these
subscribers are recorded as intercarrier equating to $5 million in the nine months ending 31 March 2003, with nile in the nine months ending 31 March 2002.

Market Update

for nine months ending 31 March 2003

$m	March 2003 Reported	March 2003 Underlying[1]	March 2002 Reported	March 2002 Underlying[1]	Growth Reported[3]	Growth Underlying[3]
Revenue						
PSTN re-balanced products						
Basic access	2,340	2,340	2,136	2,136	9.6%	9.6%
Local calls	1,180	1,180	1,257	1,257	(6.1%)	(6.1%)
PSTN value added services	206	206	197	197	4.6%	4.6%
National long distance calls	870	870	918	918	(5.2%)	(5.2%)
Fixed to mobile	1,128	1,128	1,061	1,061	6.3%	6.3%
International direct	236	236	255	255	(7.5%)	(7.5%)
Total PSTN re-balanced products	5,960	5,960	5,824	5,824	2.3%	2.3%
Mobiles						
Mobile services	2,407	2,407	2,417	2,417	(0.4%)	(0.4%)
Mobile handsets	273	273	168	168	62.5%	62.5%
Total Mobiles	2,680	2,680	2,585	2,585	3.7%	3.7%
Data and Internet						
Data	787	787	787	787	0.0%	0.0%
ISDN (Access and Calls)	723	723	792	792	(8.7%)	(8.7%)
Internet and IP solutions	581	581	425	425	36.7%	36.7%
Total Data and Internet	2,091	2,091	2,004	2,004	4.3%	4.3%
Sensis (Advertising and Directories)	944	944	877	877	7.6%	7.6%
Intercarrier services	877	877	841	841	4.3%	4.3%
Inbound calling products	372	372	440	440	(15.5%)	(15.5%)
Solutions management	352	352	328	328	7.3%	7.3%
Various Controlled Entities (excl HK CSL)	710	296	638	436	11.3%	(32.1%)
Hong Kong CSL[1]	727	727	838	838	(13.2%)	(13.2%)
Customer premises equipment	156	156	165	165	(5.5%)	(5.5%)
Payphones	113	113	117	117	(3.4%)	(3.4%)
Other sales & service	451	451	445	445	1.3%	1.3%
Sales revenue	15,433	15,019	15,102	14,900	2.2%	0.8%
Other revenue	960	158	365	205	163.0%	(22.9%)
Total revenue	16,393	15,177	15,467	15,105	6.0%	0.5%
Domestic sales revenue	14,205	14,205	13,935	13,895	1.9%	2.2%
Selected statistical data[4]						
Basic access lines in service		10.34		10.43		(0.9%)
Local calls (number of calls)		7,414		7,748		(4.3%)
National long distance minutes		6,934		6,863		1.0%
Fixed to mobile minutes		2,945		2,752		7.0%
International direct minutes		567		590		(3.9%)
Mobile telephone minutes		4,645		4,325		7.4%
Mobile services in operation (thousands)[5]		6,338		5,790		9.5%
ISDN access (basic lines equivalents) (thousands)		1,199		1,228		(2.4%)
Foxtel SIOs (thousands)		816		794		2.8%
Broadband subscribers[3] (thousands)						
Retail subscribers		214		115		85.9%
Wholesale subscribers		76		13		479.8%
Total Broadband subscribers[3] (thousands)		290		128		125.8%
Narrowband subscribers (thousands)		1,156		1,081		7.0%
Total On-line subscribers (thousands)		1,446		1,209		19.6%
ARPU - Total		$43.56		$48.98		(11.1%)
Prepaid		$13.70		$13.45		1.9%
Postpaid		$57.97		$61.94		(6.4%)

Telstra Corporation Limited (ABN 33 051 775 556)
Nine months ending 31 March 2003
This schedule details the adjustments made to the reported results for March YTD 2003 and 2002 to arrive at the underlying business performance.

$m	March YTD Reported 0203	Telstra Clear	Asset/ Investment Sales	March YTD Underlying 0203	March YTD Reported 0102	Telstra Clear	Keycorp	Asset/ Investment Sales	March YTD Underlying 0102	Reported Growth %	Underlying Growth %	Underlying M/ment
Revenue												
PSTN re-balanced products												
Basic access	2.340			2.340	2136				2136	9.6%	9.6%	204
Local calls	1.180			1.180	1257				1257	(6.1%)	(6.1%)	(77)
PSTN value added services	206			206	197				197	4.6%	4.6%	9
National long distance calls	870			870	918				918	(5.2%)	(5.2%)	(48)
Fixed to mobile	1.128			1.128	1061				1061	6.3%	6.3%	67
International Direct	236			236	255				255	(7.5%)	(7.5%)	(19)
Total PSTN re-balanced products	5.960			5.960	5824				5824	2.3%	2.3%	136
Mobiles												
Mobile services	2407			2407	2417				2417	(0.4%)	(0.4%)	(10)
Mobile handsets	273			273	168				168	62.5%	62.5%	105
Total Mobiles	2.680			2.680	2585				2585	3.7%	3.7%	95
Data and Internet												
Data	787			787	787				787	0.0%	0.0%	0
ISDN (Access and Calls)	723			723	792				792	(8.7%)	(8.7%)	(69)
Internet and IP solutions	581			581	425				425	36.7%	36.7%	156
Total Data and Internet	2.091			2.091	2004				2004	4.3%	4.3%	87
Sensis (Advertising and Directories)	944			944	877				877	7.6%	7.6%	67
Intercarrier services	877			877	841				841	4.3%	4.3%	36
Inbound calling products	372			372	440				440	(15.5%)	(15.5%)	(68)
Solutions management	352			352	328				328	7.3%	7.3%	24
Various Controlled Entities (excl HK CSL)	710	(414)		296	638	(162)	(40)		436	11.3%	(32.1%)	(140)
Hong Kong CSL[6]	727			727	838				838	(13.2%)	(13.2%)	(111)
Customer premises equipment	156			156	165				165	(5.5%)	(5.5%)	(9)
Payphones	113			113	117				117	(3.4%)	(3.4%)	(4)
Other sales & service	451			451	445				445	1.3%	1.3%	6
Sales revenue	15.433	(414)	0	15.019	15102	(162)	(40)	0	14.900	2.2%	0.8%	119
Other revenue	960	0	(802)	158	365	0	0	(160)	205	163.0%	(22.9%)	(47)
Total revenue	16.393	(414)	(802)	15.177	15467	(162)	(40)	(160)	15105	6.0%	0.5%	72

Footnotes:
(1) Underlying numbers exclude TelstraClear, Keycorp and asset sales
(2) All percentages relate to growth on prior corresponding period
(3) Domestic revenues exclude all offshore revenues
(4) Mobile Services in Operation (SIOs) are net of 464.421 deactivated prepaid customers, as they were outside the recharge only period
(5) Statistical data is represented in millions unless otherwise stated
(6) Hong Kong CSL has been excluded from the underlying revenue in fiscal 2001/2002 as it was acquired in February 2001, and as such the periods 2000/2001 and 2001/2002 are non comparable
(7) Broadband subscribers exclude DSL layer 2 and ISS subscribers of 40.819 in the nine months ending 31 March 2003, with nil in the nine months ending 2002. The revenues for these subscribers are recorded as intercarrier equating to $6 million in the nine months ending 31 March 2003, with nil in the nine months ending 31 March 2002.

Telstra Corporation Limited (ABN 033 051 775 556)
Period Ended 31 March 2003

Summary Underlying[1] Quarterly Data	Q1 Sep-01	QTR PCP Growth Sep-01	Q2 Dec-01	QTR PCP Growth Dec-01	Half 1 YTD Dec-01	YTD PCP Growth Dec-01	Q3 Mar-02	QTR PCP Growth Mar-02	Q3 YTD Mar-02	YTD PCP Growth Mar-02	Q4 QTR Jun-02	QTR PCP Growth Jun-02	FY Jun-02	YTD PCP Growth Jun-02	Q1 Actual Sep-02	QTR PCP Growth Sep-02	Q2 Actual Dec-02	QTR PCP Growth Dec-02	Half 1 Actual Dec-02	QTR PCP Growth Dec-02	Q3 QTR Mar-03	QTR PCP Growth Mar-03	Q3 YTD Actual Mar-03	YTD PCP Growth Mar-03
Revenue																								
PSTN re-balanced products																								
Basic access	684	11.6%	723	21.5%	1,417	16.4%	719	14.5%	2,136	15.9%	744	14.6%	2,880	15.5%	765	10.7%	794	9.8%	1,559	10.0%	781	8.6%	2,340	9.6%
Local calls	446	-9.0%	426	-10.7%	872	-9.8%	385	-13.3%	1,257	-10.9%	386	-11.9%	1,643	-11.1%	398	-10.8%	398	-6.6%	796	-8.7%	384	-0.3%	1,180	-6.1%
PSTN value added services	66	3.1%	65	-4.4%	131	-0.8%	66	0.0%	197	-0.5%	64	-1.5%	261	-0.8%	68	3.0%	70	7.7%	138	5.3%	68	3.0%	206	4.6%
National long distance calls	304	-9.5%	307	-10.0%	611	-9.7%	307	-7.8%	918	-9.1%	298	-6.7%	1,216	-8.3%	285	-6.3%	297	-3.3%	582	-4.7%	288	-6.2%	870	-5.2%
Fixed to mobile	345	10.6%	362	13.1%	707	12.0%	354	7.6%	1,061	10.5%	358	9.5%	1,419	10.3%	371	7.5%	382	5.5%	753	6.5%	375	5.9%	1,128	6.3%
International direct	87	-1.1%	87	-2.2%	174	-1.7%	81	-4.7%	255	-2.7%	81	-3.6%	336	-2.9%	81	-6.9%	81	-6.9%	162	-6.9%	74	-8.6%	236	-7.5%
Total PSTN re-balanced products	1,942	1.6%	1,970	4.2%	3,912	2.9%	1,912	1.4%	5,824	2.4%	1,931	2.8%	7,755	2.5%	1,968	1.3%	2,022	2.6%	3,990	2.0%	1,970	3.0%	5,960	2.3%
Mobiles																								
Mobile services	794	12.3%	807	14.0%	1,601	13.2%	786	6.2%	2,417	10.8%	825	8.7%	3,242	10.3%	817	2.9%	815	-2.6%	1,632	0.1%	775	-1.4%	2,407	-0.4%
Mobile handsets	44	-15.4%	74	23.3%	118	5.4%	50	0.0%	168	3.7%	58	16.0%	226	6.6%	69	56.8%	101	36.5%	170	44.1%	103	106.0%	273	62.5%
Total Mobiles	838	10.4%	881	14.7%	1,719	12.6%	836	5.8%	2,585	10.3%	883	9.1%	3,468	10.0%	886	5.7%	916	0.5%	1,802	3.0%	878	5.0%	2,680	3.7%
Data and Internet																								
Data	276	-9.0%	268	-18.8%	544	-13.7%	243	-12.2%	787	-13.5%	263	-4.0%	1,050	-11.3%	263	-4.7%	262	-2.2%	525	-3.5%	262	7.8%	787	0.0%
ISDN (Access and Calls)	277	-3.1%	262	-6.4%	539	-4.3%	253	-7.0%	792	-6.1%	245	-6.8%	1,037	-6.3%	255	-7.9%	241	-8.0%	496	-8.0%	227	-10.3%	723	-8.7%
Internet and IP solutions	130	21.5%	145	43.6%	275	31.6%	150	64.8%	425	41.7%	180	40.6%	605	41.4%	190	46.2%	199	37.2%	389	41.5%	192	28.0%	581	36.7%
Total Data and Internet	683	-1.4%	675	-4.7%	1,358	-3.1%	646	0.5%	2,004	-2.0%	688	3.9%	2,692	-0.6%	708	3.7%	702	4.0%	1,410	3.8%	681	5.4%	2,091	4.3%
Sensis (Advertising and Directories)	149	3.5%	549	-2.0%	698	-0.7%	179	2.3%	877	-0.1%	258	9.8%	1,135	2.0%	169	13.4%	562	2.4%	731	4.7%	213	19.0%	944	7.6%
Intercarrier services	278	15.4%	290	3.2%	568	8.8%	273	-16.5%	841	-1.1%	283	-9.0%	1,124	-3.2%	300	7.9%	293	1.0%	593	4.4%	284	4.0%	877	4.3%
Inbound calling products	152	-17.4%	147	-6.4%	299	-12.3%	141	-17.1%	440	-13.9%	122	-17.0%	562	-14.6%	126	-17.1%	124	-15.6%	250	-16.4%	122	-13.5%	372	-15.5%
Solutions management	111	22.0%	110	-0.9%	221	9.4%	107	8.1%	328	9.0%	150	18.1%	478	11.7%	114	2.7%	125	13.6%	239	8.1%	113	5.6%	352	7.3%
Various controlled entities (excl HK CSL)	140	-29.3%	154	-11.0%	294	-21.0%	142	-15.0%	436	-19.1%	138	-7.8%	574	-16.7%	119	-15.0%	95	-38.3%	214	-27.2%	82	-42.3%	296	-32.1%
Hong Kong CSL[6,7]	-	-													244	-17.0%	240	-15.0%	484	-16.1%	243	-6.9%	727	-13.2%
Customer premises equipment	51	-29.2%	71	-1.4%	122	-14.7%	43	-36.8%	165	-21.8%	55	-17.7%	220	-19.7%	52	2.0%	53	-25.4%	105	-13.9%	51	18.6%	156	-5.5%
Payphones	38	-13.6%	40	0.0%	78	-7.1%	39	-9.3%	117	-7.9%	37	-6.1%	154	-7.2%	37	-2.6%	38	-5.0%	75	-3.8%	38	-2.6%	113	-3.4%
Other sales & service	139	-4.8%	187	10.0%	325	2.8%	120	8.1%	445	4.2%	162	35.0%	607	11.0%	145	4.3%	157	-16.0%	302	-7.1%	149	24.2%	451	1.3%
Sales revenue	4,571	0.8%	5,104	3.0%	9,674	1.9%	4,388	-0.9%	14,062	1.0%	4,707	3.8%	18,769	1.7%	4,868	1.1%	5,327	-1.1%	10,195	-0.1%	4,824	2.6%	15,019	0.8%
Other revenue	100	78.6%	54	-34.1%	154	12.0%	51	-14.2%	205	4.1%	87	13.0%	292	6.6%	54	-46.0%	57	5.6%	111	-27.9%	47	-7.8%	158	-22.9%
Total revenue	4,671	1.8%	5,158	2.4%	9,778	2.1%	4,489	-1.1%	14,267	1.1%	4,794	4.0%	19,061	1.8%	4,922	0.1%	5,384	-1.0%	10,306	-0.5%	4,871	2.5%	15,177	0.5%

Selected statistical data[5]	Q1 Sep-01	QTR PCP Growth Sep-01	Q2 Dec-01	QTR PCP Growth Dec-01	Half 1 YTD Dec-01	YTD PCP Growth Dec-01	Q3 Mar-02	QTR PCP Growth Mar-02	Q3 YTD Mar-02	YTD PCP Growth Mar-02	Q4 QTR Jun-02	QTR PCP Growth Jun-02	FY Jun-02	YTD PCP Growth Jun-02	Q1 Actual Sep-02	QTR PCP Growth Sep-02	Q2 Actual Dec-02	QTR PCP Growth Dec-02	Half 1 Actual Dec-02	QTR PCP Growth Dec-02	Q3 QTR Mar-03	QTR PCP Growth Mar-03	Q3 YTD Actual Mar-03	YTD PCP Growth Mar-03
Basic access lines in service	10.44	-1.0%	10.40	-0.9%	10.40	-0.9%	10.43	-0.6%	10.43	-0.6%	10.41	-0.6%	10.41	-0.6%	10.38	-0.6%	10.34	-0.6%	10.34	-0.6%	10.34	-0.9%	10.34	-0.9%
Local calls (number of calls)	2,629	-3.4%	2,617	-3.4%	5,246	-3.4%	2,501	-6.2%	7,748	-4.0%	2,521	-4.0%	10,269	-4.0%	2,527	-3.9%	2,491	-4.8%	5,019	-4.3%	2,395	-4.2%	7,414	-4.3%
National long distance minutes	2,270	-0.8%	2,309	0.1%	4,578	-0.4%	2,285	1.1%	6,863	0.1%	2,307	3.6%	9,170	1.0%	2,346	3.4%	2,310	0.1%	4,656	1.7%	2,278	-0.3%	6,934	1.0%
Fixed to mobile minutes	887	14.4%	906	14.5%	1,803	14.5%	919	10.4%	2,752	13.1%	939	12.8%	3,691	13.0%	970	9.1%	985	5.3%	1,955	6.7%	990	7.6%	2,945	7.0%
International direct minutes	196	15.9%	203	14.1%	399	14.9%	192	14.5%	590	14.5%	191	7.5%	782	12.9%	191	-2.7%	196	-3.7%	387	-2.9%	180	-5.9%	567	-3.9%
Mobile telephone minutes	1,422	6.9%	1,489	12.5%	2,911	9.9%	1,414	7.9%	4,325	8.9%	1,455	11.3%	5,780	9.5%	1,519	6.8%	1,580	6.1%	3,099	6.4%	1,547	9.4%	4,645	7.4%
Mobile services in operation (thousands)[4]	5,414	21.2%	5,636	20.1%	5,636	20.1%	5,790	17.6%	5,790	17.6%	5,942	14.9%	5,942	14.9%	5,884	8.7%	6,099	8.2%	6,099	8.2%	6,339	9.5%	6,339	9.5%
ISDN access (basic lines equivalents)(thousands)	1,242	12.0%	1,245	6.0%	1,245	6.0%	1,229	1.8%	1,229	1.8%	1,269	2.7%	1,269	2.7%	1,225	-1.3%	1,190	-4.5%	1,190	-4.5%	1,199	-2.4%	1,199	-2.4%
Paid SIOs (thousands)	761	13.2%	774	10.6%	774	10.6%	794	9.7%	794	9.7%	799	7.3%	799	7.3%	805	15.4%	809	4.5%	809	4.5%	816	2.8%	816	2.8%
Broadband subscribers[7] (thousands)																								
Retail subscribers	88	152.9%	102	134.2%	102	134.2%	115	103.1%	115	103.1%	145	93.8%	145	93.8%	172	96.1%	192	87.6%	192	87.6%	214	85.9%	214	85.9%
Wholesale subscribers	5	7797.1%	8	2054.7%	8	2054.7%	13	876.5%	13	876.5%	24	662.5%	24	662.5%	36	532.1%	52	566.7%	52	566.7%	76	479.8%	76	479.8%
Total Broadband subscribers[7] (thousands)	93	168.6%	110	150.0%	110	150.0%	128	120.6%	128	120.6%	169	117.1%	169	117.1%	208	120.1%	244	121.7%	244	121.7%	290	125.8%	290	125.8%
Narrowband subscribers (thousands)	972	58.9%	1,047	57.2%	1,047	57.2%	1,081	45.8%	1,081	45.8%	1,075	22.6%	1,075	20.8%	1,105	15.4%	1,124	7.4%	1,124	7.4%	1,156	7.0%	1,156	7.0%
Total On-line subscribers (thousands)	1,066	65.8%	1,157	63.0%	1,157	63.0%	1,209	51.3%	1,209	51.3%	339	-64.5%	1,245	28.6%	1,312	24.4%	1,368	18.2%	1,368	18.2%	1,446	19.6%	1,446	19.6%

Footnotes:
(1) Underlying numbers exclude TelstraClear, Keycorp and asset sales
(2) All percentages relate to growth on prior corresponding period
(3) Domestic revenues exclude all offshore revenues
(4) Mobile Services in Operation (SIOs) are net of 464,421 deactivated prepaid customers, as they were outside the recharge only period
(5) Statistical data is represented in millions unless otherwise stated
(6) Hong Kong CSL has been excluded from the underlying revenue in fiscal 2001/2002 as it was acquired in February 2001, and as such the periods 2000/2001 and 2001/2002 are non comparable
(7) Broadband subscribers includes DSL layer 2 and 3 subscribers of 40,813 in the nine months ending 31 March 2003, with nil in the nine months ending 2002. The revenues for these subscribers are recorded as intercarrier equating to $6 million in the nine months ending 31 March 2003, with nil in the nine months ending 31 March 2002.

Media Statement

REACH confirms finalisation of revised syndicated loan and repayment of US$300 million to syndicated banks

Hong Kong, April 25, 2003 – Reach Ltd. confirms that it has today finalised the new terms for its syndicated US$1.5 billion loan facility on the same "in-principle agreement" terms disclosed by PCCW Limited and Telstra Corporation Limited to their respective stock exchanges on 14 April 2003. In addition, REACH today repaid US$300 million to the syndicated banks, thereby reducing the outstanding loan to US$1.2 billion. For copies of the original PCCW and Telstra disclosures, please visit www.pccw.com or www.telstra.com

About REACH

REACH is Asia's largest international carrier of combined voice, private line and IP data services. It is also one of the world's top ten carriers of international voice traffic. REACH's products and services include an extensive portfolio of voice, data, IP and satellite connectivity. The company has interests in more than 50 submarine cable and satellite systems (including Asia's largest teleport), and operating licences and landing rights in most major markets including Hong Kong, Japan, Korea, Taiwan, Singapore, Australia, North America and Europe. REACH is headquartered in Hong Kong, with a significant presence in Australia and substantial businesses across Asia, North America and Europe. For further information, please visit www.reach.com

Media inquiries:

English-language
Martin Ratia
Corporate Affairs
Tel: (61 2) 8289 0089
Fax: (61 2) 9283 1249
martin.ratia@reach.com

Chinese-language
Shirley Woo
Corporate Affairs
Tel: (852) 2883 6311
Fax: (852) 2802 4718
shirley.sl.woo@reach.com